SO 3/25/05

05041345

SECU[illegible]SION
Washington, D.C. 20549

RECD S.E.C.
MAR 2 4 2005
1086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Macro Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Cobblestone Lane
(No. and Street)

Morristown (City) NJ (State) 08960 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Samuel R. Masucci, III 973-889-1973
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carlin, Charron & Rosen, LLP
(Name – *if individual, state last, first, middle name*)

1400 Computer Drive (Address) Westborough (City) MA (State) 01581 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/05

OATH OR AFFIRMATION

I, Samuel R. Masucci, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macro Financial, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ELLEN M. JENNINGS
A Notary Public of New Jersey
My Commission Expires Dec. 27, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MACRO FINANCIAL, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2004

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CCR

CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors

MACRO FINANCIAL, LLC
Table of Contents

CCR
CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors
1400 Computer Drive | Westborough, MA 01581 | 508.926.2200 | 508.616.4402 fax | www.ccrgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Macro Financial, LLC
Morristown, New Jersey

We have audited the accompanying statement of financial condition of **Macro Financial, LLC** as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Macro Financial**, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carlin, Charron & Rosen LLP

Westborough, Massachusetts
March 10, 2005

MACRO FINANCIAL, LLC

Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	**$ 133,379**

Liabilities and Member's Equity

Liabilities	
Accounts payable	**$ 7,500**
Member's equity	
Member contributions	191,068
Accumulated deficit	(65,189)
Total member's equity	**125,879**
Total liabilities and member's equity	**$ 133,379**

See notes to financial statements

MACRO FINANCIAL, LLC

Statement of Operations
For the Year Ended December 31, 2004

Revenue	
Interest income	$ 1,123
Expenses	
Regulatory fees and expenses	
Licenses and permits	1,117
Other expense	
Professional fees	43,375
Legal	20,000
Dues and subscriptions	600
Miscellaneous	638
Finance and bank charges	360
	64,973
Total expenses	66,090
Net loss	**$ (64,967)**

See notes to financial statements

MACRO FINANCIAL, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2004

	Member Contributions	Accumulated Deficit	Total
Balances at January 1, 2004	$ 120,000	$ (222)	$ 119,778
Contributions from member	71,068	-	71,068
Net loss	-	(64,967)	(64,967)
Balances at December 31, 2004	**$ 191,068**	**$ (65,189)**	**$ 125,879**

See notes to financial statements

MACRO FINANCIAL, LLC

Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities		
Net loss	$	(64,967)
Adjustments to reconcile net loss to net cash used for operating activities:		
Changes in operating assets and liabilities:		
Increase in accounts payable		7,500
Net cash used for operating activities		**(57,467)**
Cash flows from financing activities		
Member contributions		71,068
Net increase in cash and cash equivalents		13,601
Cash and cash equivalents - beginning		119,778
Cash and cash equivalents - ending	**$**	**133,379**

See notes to financial statements

1. Nature of Operations

Macro Financial, LLC (the Company), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed in October 2003 and received NASD approval and registered with the SEC as a broker-dealer in June 2004. The Company is a full service broker-dealer per the management agreement with the NASD. The Company is a single member LLC.

2. Significant Accounting Policies

Revenue recognition

The Company recognizes revenue upon completion of transactions of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents consist of money market accounts as of December 31, 2004.

Income taxes

The member of the Company has elected to have the Company taxed as a limited liability company. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected in the personal income tax returns of the member.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $100,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed eight times net capital. At December 31, 2004, the Company had net capital as defined of $123,211, which exceeded the required net capital by $23,211.

No material differences existed between the audited net capital computation and the computation prepared by the Company as of December 31, 2004.

4. Related Party Transactions

The Company is owned by Macro Securities Research, LLC (MSR), with which the Company has entered into a management agreement dated March 12, 2004. Per the agreement, MSR will assume and pay all expense related to the day to day operations of the Company.

MACRO FINANCIAL, LLC

Schedule I - Computation of Net Capital for
Broker-Dealers pursuant to Rule 15c3-1
As of December 31, 2004

Capital:	
Member contributions	$ 191,068
Accumulated deficit	(65,189)
Total capital	125,879
Less non-allowable assets	-
Less haircuts	(2,668)
Net capital	123,211
Minimum net capital required	100,000
Excess net capital	**$ 23,211**

Schedule II - Computation of Determination of Reserve
Requirement pursuant to Rule 15c3-3
As of December 31, 2004

Macro Financial, LLC is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).

CCR
CARLIN, CHARRON & ROSEN, LLP
Certified Public Accountants and Business Advisors
1400 Computer Drive | Westborough, MA 01581 | 508.926.2200 | 508.616.4402 fax | www.ccrgroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Member
Macro Financial, LLC
Morristown, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of **Macro Financial**, LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WESTBOROUGH BOSTON GLASTONBURY PROVIDENCE

Members of CCR Advisory Group:
Carlin, Charron & Rosen, LLP; CCR Corporate Revitalization, LLC; CCR Cost Recovery Services, LLC; CCR Outsourcing & Recruitment; CCR Retirement Plan Services, LLP; CCR Technology Services; CCR Wealth Management, LLC

A Founding Member of the Leading Edge Alliance

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carlin, Charron & Rosen LLP

Westborough, Massachusetts
March 10, 2005